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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K and Form 10-KSB / /Form 20-F / /Form 11-K
                  / /Form 10-Q and Form 10-QSB / /Form N-SAR

                 For Period Ended: December 29, 1996.

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:

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 READ ATTACHED INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT
 OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION:

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                 Full Name of Registrant: MONTEREY PASTA COMPANY
                 Former Name if Applicable:
                 Address of Principal Executive Office (Street and Number):

                 1528 Moffett Street
                 Salinas, California 93905

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PART II -- RULES 12b-25(b) AND (c)

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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/   (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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    State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Company is unable to file its Form 10-K for the year ended December 29, 1996 due to changes in the Company's management and independent auditors. As disclosed in the registrant's Forms 8-K filed with the Commission since October 1996, Monterey Pasta Company has recently experienced significant changes in management, directors, and outside accountants and attorneys. Accordingly, the Registrant has not yet completed its review and necessary analysis of all of the business and financial information necessary to complete the narrative disclosure and financial statements for the Registrant's Annual Report on Form 10-K for the year ended December 29, 1996. Thus, the Registrant's newly engaged independent auditor, BDO Seidman, LLP, has not yet had the opportunity to complete its audit procedures to enable it to render its opinion within the prescribed period.

    Because of the transactions to new management and because the independent auditors have not completed their audit procedures, the Company is unable to file its Form 10-K within the prescribed period.

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PART IV -- OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

    Eric J. Lapp, Gary Cary Ware & Freidenrich        (415) 833-2052


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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SIGNATURE
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                             MONTEREY PASTA COMPANY

                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: March 28, 1997                     By /s/ Kenneth A. Steel Jr.
                                               --------------------------
                                                   Kenneth A. Steel Jr.
                                                   Chief Executive Officer

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PARTY IV (3) - ATTACHED EXPLANATION

The Registrant anticipates that its Consolidated Statement of Operations to be included in its December 29, 1996, Form 10-K will reflect the following changes from the last fiscal year.

Net revenues for the year ended December 29, 1996 are anticipated to be approximately $24,492,000, compared to $18,716,000 in 1995. Costs of sales are expected to increase to approximately $15,851,000 in 1996 from $11,111,000 in 1995, reflecting a net decrease in gross profit percentage to 35% from 41%. Selling, general and administrative costs increased to approximately 66% of net revenues in 1996 from 45% in 1995, due in part to increased advertising, promotion and slotting fees.

1996 losses also include approximately $571,000 in losses on sale or impairment of assets, and net interest expense of approximately $413,000 compared to interest income in 1995 of $40,000. Net losses from continuing operations were $8,453,000 in 1996 compared to $764,000 in 1995. Discontinued restaurant and franchising operations accounted for recoveries of $220,000 in 1996, and losses of $21,279,000 in 1995.


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                       [Letterhead of BDO Seidman, LLP]

                                                               March 28, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of
Part II of Form 12b-25.

We are the independent auditors of Monterey Pasta Company (the
"Registrant"). The Registrant has stated in Part III of its filing on Form 10-K for the year ended December 29, 1996, because, in part, our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 29, 1996, and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 for the year ended December 29, 1996, and agree with the statements made therein.

                                        Very truly yours,


                                        /s/ BDO Seidman, LLP

                                        BDO Seidman, LLP
                                        San Francisco, California